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January 10, 2014

Christian Windsor

Special Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                             MB Financial

Amendment No. 2 to Registration Statement on Form S-4

Filed January 6, 2014

File No. 333-191770

Dear Mr. Windsor:

On behalf of MB Financial, Inc. (“MB Financial”), and in response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated January 10, 2014 (the “Comment Letter”) on Amendment No. 2 to the Company’s Registration Statement on Form S-4 (the “Registration Statement”) filed with the Commission on January 6, 2014, we submit this letter containing MB Financial’s response to the Comment Letter.  The response set forth in this letter is numbered to correspond to the numbered comment in the Comment Letter.

For your convenience, we have set forth below in boldface type the text of the Staff’s comment from the Comment Letter, followed by our response.

Amendment No. 2 to Registration Statement on Form S-4

Notes to Unaudited Pro Forma Combined Condensed Consolidated Financial Statements

Note 3- Allocation of Purchase Price of Taylor Capital, page 124

1.                                      Please revise to reflect the impact of the redemption of the Taylor Capital Series B preferred stock within the purchase price allocation.

RESPONSE: As discussed with the Staff via telephone conference on January 10, 2014, the redemption of the Taylor Capital Series B preferred stock does not impact the purchase price allocation, as both the Taylor Capital Series A preferred stock and the Taylor Capital Series B preferred stock are excluded from the calculation of the purchase price and historical net assets.  Accordingly, MB Financial respectfully submits that no revision to the disclosure contained in the Registration Statement is required.

Should the Staff have any questions or further comments, please contact the undersigned at (202) 295-4525.

Sincerely,

/s/ Craig M. Scheer, P.C.
Craig M. Scheer, P.C.

cc:                                Jill E. York, MB Financial, Inc.

Randall T. Conte, Taylor Capital Group, Inc.

Dennis R. Wendte, Barack Ferrazzano Kirschbaum & Nagelberg LLP